Exhibit 99.1

AMENDMENT NO. 2

TO

SENIOR SECURED PROMISSORY NOTE

This Amendment No. 1 (the “Amendment”) to Senior Secured Promissory Note (the “Note”) is executed by China Rapid Finance Limited (“XRF”) in favor of True North Financial, LLC (“TNF”) and is effective as of January 21, 2020. This Amendment and the Note are issued pursuant to, and subject in all respects to, the terms of that certain Share Purchase Agreement (the “Purchase Agreement”), dated as December 24, 2019, by and between XRF and TNF. Capitalized terms used but not defined herein shall have the meaning set forth in the Note and Purchase Agreement.

1.

Section 2 of the Note is hereby amended to delete the section in its entirety and substitute the following: “The entire unpaid principal amount (the “Obligations”) shall become fully due and payable on or before February 11, 2020 (the “Maturity Date”)”.

2.	Except as amended hereby, the terms of the Note and the Purchase Agreement shall remain in full force and effect.
3.

In return for this accommodation True North agrees that XRF has the right to assign True Norths shares and rights to a new party[1] any time prior to funding. To assign the shares and rights, the new party will have the funding in place and legal agreements drawn and agreed to between the new party and China Rapid Finance, prior to True North’s closing the funding to redeem the promissory note.

4.	True North agrees that it will work with XRF to expedite the transfer.
5.	If XRF exercises this right, it shall pay True North its reasonable third-part expenses relating to this transaction
6.	Except as amended hereby, the terms of the Note and Purchase agreement shall remain in force and effect

RESOLVED that the Board may assign True North’s shares and rights to IN WITNESS WHEREOF, XRF and TNF have caused this Amendment to be duly executed by its officers, thereunto duly authorized as of the date first above written.

[1]Affirma Capital is not a new party. TNF is engaged through XRF’ s IBanking team with Affirma Capital.

TRUE NORTH FINANCIAL, LLC

By: /s/ Michael Jaliman
Michael Jaliman,
Managing Partner

CHINA RAPID FINANCE LIMITED

By: /s/ Douglas L, Brown

     Douglas L Brown

     Director

     On behalf of China Rapid Finance

1